EXHIBIT 1

SANDELL ASSET MANAGEMENT RESPONDS TO LETTER FROM THE BOARD OF DIRECTORS OF SEMGROUP CORPORATION

Disappointed In Company’s Predictable Response, Which Commits to ‘Status Quo’ Despite Share Price Underperformance, Growing M&A Opportunity and Seismic Changes in Global Energy Markets

Believes Intrinsic Value of up to $104/Share, Will Consider Range of Options to Realize Value

NEW YORK (January 28, 2015) –

Sandell Asset Management Corp. (“Sandell”), a shareholder of SemGroup Corporation (“SEMG”, “SemGroup” or the “Company”) (NYSE: SEMG), has issued the following statement in response to the Company’s open letter issued by the Board of Directors of SEMG (the “Board”):

“We have reviewed your response to our letter dated January 26th and, frankly, are disappointed (but perhaps not surprised) that you have chosen to answer our concerns not with a thoughtful, considered response but instead seemingly with what your lawyers have advised you to say to ‘thwart’ an activist investor. We believe this kind of canned reply further justifies our previous decision to go public with our views. It is now clear, in our view, that the Board’s ‘continual review of the Company’s strategic priorities and opportunities’ has not at all evolved to current market condition which has seen disproportionate declines in the share price of SEMG (and its MLP), sharp weakening in the global energy markets and growing M&A activity.

Simply put, taking a ‘status quo’ approach places the Company out of step with other industry players who have quickly adapted to the current market environment, highlighting the risk that shareholders will not realize the intrinsic value of their SEMG shares. This risk is primarily driven by the Company’s smaller market capitalization and lower liquidity profile as investors, we believe, have migrated to larger, more liquid comparable companies with investment grade balance sheets and access to cheap debt and equity capital.

We are specifically disturbed by your comment that ‘the Board does not intend to pursue actions that do not create additional value for its stockholders or would be harmful to the businesses.’ First, as shareholders, the true owners of the Company, it goes without saying that we do not want the Board to pursue actions that do not create additional value for SEMG shares – it is absurd to suggest otherwise.

Second, what we have suggested would in no way be ‘harmful to the business,’ and the use of these scare-tactics serves no constructive purpose, in our view. In fact, we believe that in the hands of a large investment grade acquirer, SEMG’s business would be positioned to grow faster with better access to capital and lower tax rates.  One need only look to the example of Kinder Morgan’s acquisition of Hiland Partners, in which case Kinder Morgan specifically states that they intend to retain all employees, maintain Hiland Partners’ significant presence in Oklahoma and aggressively grow the business.  We see no reason that the same preservation of jobs and the business overall would not be true for any acquisition of SEMG. It seems to us that the only ‘harm’ that may come in an acquisition is to the redundant Board and certain members of the management team.

We continue to believe that there is considerable intrinsic value in SEMG shares and will continue to proactively monitor the actions of the Board and management to unlock this value. As we have stated before, we believe that the best way for the Company to realize its true intrinsic value is through the review of strategic alternatives including the sale of the Company. Moreover, based on our conversations, we believe many of our fellow shareholders would agree with us.  And we believe you would also hear similar sentiments if you engaged directly with your shareholders, the true owners of the Company.

Finally, we would like to remind the Board that the charter and by-laws of the Company give the power to shareholders to act by written consent without a meeting as well as the ability to remove directors with or without cause. These provisions give shareholders the ability to remove and replace one, some or all of SEMG’s directors at any time with a simple majority consent. If forced to, we will not hesitate to use this shareholder tool to uphold the will of the shareholders, the true owners of the Company.”

About Sandell Asset Management Corp.
Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

Contact:

Sandell Asset Management Corp.

Adam Hoffman, 212-603-5814

Sloane & Company

Elliot Sloane, 212-446-1860 or Dan Zacchei, 212-446-1882

SANDELL ASSET MANAGEMENT CORP., CASTLERIGG MASTER INVESTMENTS LTD., CASTLERIGG INTERNATIONAL LIMITED, CASTLERIGG INTERNATIONAL HOLDINGS LIMITED, CASTLERIGG OFFSHORE HOLDINGS, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, L.P., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD., CASTLERIGG ACTIVE INVESTMENT FUND, LTD., CASTLERIGG ACTIVE INVESTMENT INTERMEDIATE FUND, L.P., CASTLERIGG ACTIVE INVESTMENT MASTER FUND, LTD., PULTENEY STREET PARTNERS, L.P. AND THOMAS E. SANDELL (COLLECTIVELY, “SANDELL” OR THE “PARTICIPANTS”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF SEMGROUP CORPORATION (THE “COMPANY”) IN CONNECTION WITH THE COMPANY’S 2015 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY SANDELL WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY SANDELL ASSET MANAGEMENT CORP. WITH THE SEC ON JANUARY 28, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.